# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Consolidated Communications Holdings, Inc., CIK 0001304421
CUSIP: 209034107
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2116 South 17th Street, Mattoon, Illinois (IL), 61938-5973
Date of event which requires filing of this statement: 12/27/2024
Amends the filing with accession number 0000898822-20-000076
Filed by CIK 0001827982
Persons authorized to receive notices and communications: Searchlight III CVL, L.P. c/o, Searchlight Capital Partners L.P., Attn:, Nadir Nurmohamed 745 5th Ave -27th Floor, New York, New York (NY), 10151, 416-677-1564

## Reporting persons
- Searchlight III CVL, LLC (CIK 0001827982): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 39,338,753; sole dispositive power 39,338,753; aggregate amount beneficially owned 39,338,753 (100% of the class)
  Comment: (1) On December 26, 2024, Searchlight III CVL, L.P. was converted into Searchlight III CVL, LLC, a Delaware limited liability company.
  (2) The record holder of the reported shares of Common Stock is Condor Holdings LLC ('Parent'), which is a direct, wholly owned subsidiary of Searchlight III CVL.
- Searchlight III CVL GP, LLC (CIK 0001875414): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Searchlight Capital Partners, L.P. (CIK 0001198085): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Searchlight Capital Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Consolidated Communications Holdings, Inc.
Address of issuer's principal executive offices: 2116 South 17th Street, Mattoon, Illinois (IL), 61938-5973
Comment: This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") is being filed jointly by Searchlight III CVL, LLC, a Delaware limited liability company (as successor by conversion of Searchlight III CVL, L.P.) ('"Searchlight III CVL"), Searchlight III CVL GP, LLC, a Delaware limited liability company and the former general partner of Searchlight III CVL, L.P. ("Searchlight III CVL GP"), Searchlight Capital Partners, L.P., a Delaware limited partnership ("Searchlight") and Searchlight Capital Partners, LLC, a Delaware limited liability company and the general partner of Searchlight ("Searchlight GP" and, together with Searchlight III CVL, Searchlight III CVL GP and Searchlight, the "Reporting Persons"), and amends and supplements the statement on Schedule 13D jointly filed by Searchlight III CVL and Searchlight III CVL GP with the Securities Exchange Commission (the "Commission") on October 13, 2020 (as it may be amended from time to time, the "Schedule 13D"), relating to the shares of common stock, par value $0.01 per share ("Common Stock"), of Consolidated Communications Holdings, Inc. (the "Issuer"). Initially capitalized terms used in this Amendment No. 8 that are not otherwise defined herein shall have the same meanings attributed to them in Schedule 13D. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 27, 2024, pursuant to the terms of the Merger Agreement, the Merger was consummated with the Company continuing as the surviving corporation ("Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), and as a result of the Merger: (i) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock (1) held directly or indirectly by Parent or any subsidiary of the Company, (2) held by the Company as treasury shares or held by Merger Sub (which were cancelled without payment of any consideration) or (3) held by any person who properly exercised appraisal rights under Delaware law) was automatically cancelled and converted into the right to receive an amount in cash equal to $4.70 per share, without interest, subject to any withholding of taxes required by applicable law, (ii) each share of Common Stock held directly by Parent immediately prior to the Effective Time automatically converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and (iii) all shares of Common Stock issued and outstanding immediately prior to the Effective Time that were held by any direct or indirect wholly owned subsidiary of the Company or by any direct or indirect wholly owned subsidiary of Parent (other than Merger Sub) automatically converted into such number of validly issued, fully paid and nonassessable shares of common stock of the Surviving Corporation, or fraction thereof, such that the ownership percentage of any such subsidiary in the Surviving Corporation immediately following the Effective Time equaled the ownership percentage of such subsidiary in the Company immediately prior to the Effective Time. Immediately prior to the Effective Time, Searchlight III CVL transferred all shares of Common Stock held by it to Parent and each such share held by Parent immediately prior to the Effective Time was automatically converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. As a result of the foregoing, Searchlight III CVL is the holder of 39,338,753 shares of the Surviving Corporation's common stock, which represents all of the outstanding common stock of the Surviving Corporation, and the 87,658 shares of Common Stock previously reported as beneficially owned by Searchlight and Searchlight GP were converted into the right to receive an amount in cash equal to $4.70 per share.

Prior to the Effective Time, on December 26, 2024, Searchlight III CVL, L.P. was converted into Searchlight III CVL, LLC, a Delaware limited liability company that does not have a general partner. Therefore, Searchlight III CVL GP, the former general partner of Searchlight III CVL, L.P. prior to the conversion, is not the general partner of Searchlight III CVL, LLC.

The Common Stock was suspended from trading on the Nasdaq Global Select Market ("Nasdaq") prior to the opening of trading on December 27, 2024. In addition, Nasdaq has filed with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Act on Form 25 to delist and deregister the Company Common Stock from Nasdaq. As a result, the Common Stock will no longer be listed on Nasdaq.

This description of the consummation of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 1 to that 13D filed August 7, 2024, and is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a)-(b) As of the Effective Time, following the consummation of the Merger, Searchlight III CVL beneficially owns 39,338,753 shares of common stock of the Surviving Corporation, which represents all of the outstanding common stock of the Surviving Corporation. As a result of the Merger and the conversion of Searchlight III CVL to a limited liability company, Searchlight III CVL GP, Searchlight and Searchlight GP do not beneficially own any shares of Common Stock.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 above is hereby incorporated by reference into this Item 5(c), as applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On December 26, 2024, upon the conversion of Searchlight III CVL to a limited liability company, Searchlight III CVL GP ceased to beneficially own any outstanding shares of Common Stock. On December 27, 2024, as a result of the transactions described in Item 4 above, Searchlight and Searchlight GP ceased to beneficially own any outstanding shares of Common Stock.

## Signatures
- Searchlight III CVL, LLC: /s/ Timothy Austin, Timothy Austin/Authorized Officer (12/31/2024)
- Searchlight III CVL GP, LLC: /s/ Andrew Frey, Andrew Frey/Authorized Officer (12/31/2024)
- Searchlight Capital Partners, L.P.: /s/ Nadir Nurmohamed, By: Searchlight Capital Partners, LLC Nadir Nurmohamed/Authorized Person (12/31/2024)
- Searchlight Capital Partners, LLC: /s/ Nadir Nurmohamed, Nadir Nurmohamed/Authorized Person (12/31/2024)